Exhibit 1

FOR IMMEDIATE RELEASE	27 February 2020

2019 Preliminary Results

Good progress against three year plan: simpler business, stronger balance sheet,

full year guidance delivered

Key figures – continuing operations

£ million	2019	Δ reported[1]	Δ constant[2]	Δ LFL[3]	2018[4]
Billings	53,059	-0.3%	-1.4%	-1.0%	53,220
Revenue	13,234	1.4%	0.2%	0.0%	13,047
Revenue less pass-through costs	10,847	-0.3%	-1.5%	-1.6%	10,876
Headline EBITDA[5]	1,830	-5.3%	-5.6%		1,933
Headline operating profit[6]	1,561	-5.5%	-5.6%		1,651
Headline operating margin[6]	14.4%	-0.8*	-0.6*	-1.2*	15.2%
Headline PBIT[6]	1,623	-5.8%	-6.0%		1,723
Profit before tax	982	-21.9%	-22.3%		1,258
Profit after tax	707	-29.4%	-30.3%		1,002
Diluted EPS[6]	49.8p	-33.0%	-33.8%		74.3p
Headline diluted EPS[6]	78.1p	-14.6%	-14.9%		91.4p
Dividends per share	60.0p	-	-		60.0p

*	Margin points

Full year and Q4 financial highlights

∎	Continuing operations reported revenue up 1.4%, constant currency revenue +0.2%, LFL revenue flat (Q4 +0.1%)
∎

Including Kantar[7] LFL revenue less pass-through costs and headline operating margin delivered against guidance given at the Investor Day in December 2018 (revenue less pass-through costs -1.2% and operating margin -0.9 margin points)

∎	FY LFL revenue less pass-through costs -1.6% (-1.2% including Kantar); Q4 -1.9% (-1.6% including Kantar)
∎	FY headline operating margin 14.4%, down 1.2 margin points LFL (down 0.9 margin points including Kantar), reflecting challenging performance in specialist agencies and investing for future growth
∎

Reported profit before tax -21.9% driven primarily by a significant H1 2018 exceptional gain that has not been repeated (£73 million impact) and a charge on the revaluation of financial instruments versus a credit in 2018 (£238 million impact)

∎	Year-end net debt £1.540 billion (2018: £4.017 billion). Average net debt £4.282 billion, down £743 million in constant currency year-on-year as a result of disposals and strong cash generation
∎	Strong year over year improvement in net working capital of £350 million

[1]	Percentage change in reported sterling
[2]	Percentage change at constant currency exchange rates
[3]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[4]	Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2 of Appendix 1
[5]	Headline EBITDA (including depreciation of right-of-use assets)
[6]	Headline measures, diluted EPS and net working capital are defined in Appendix 1
[7]	The basis of measures including Kantar is set out in Appendix 1

Strategic highlights and 2020 guidance

∎	Renewed commitment to creativity and collaboration
∎	Simpler structure with fewer, stronger agency brands
∎	Investments in technology, HR and client & new business teams
∎	Stronger balance sheet and share buy-back programme commenced
∎	2020 guidance: flat revenue less pass-through costs, flat headline operating profit margin
∎	2021 targets reiterated: organic growth in line with peers, headline operating profit margin at least 15%
∎	2020 guidance made prior to any impact from the coronavirus outbreak

Mark Read, Chief Executive Officer, WPP:

“2019 was the foundational year for the new WPP strategy, and thanks to the hard work of all our colleagues we have made substantial progress in a short period of time.

“We said that we would make progress in the journey to return WPP to growth, simplifying our business and reducing our debt, and we have delivered against each of these goals – having met our guidance for 2019, achieved our restructuring targets and completed the sale of a majority stake in Kantar. The second half of 2019 was stronger than the first, with performance improving globally and in the United States, our largest market.

“Our new offer of creativity powered by technology has resonated with clients, as we’ve seen in good retention rates and important wins. New creative assignments include Instagram and Mondelez, and AXA, eBay and Hasbro were among the media wins.

“Perhaps most importantly, our clients and our people tell us that WPP has a clear new sense of purpose and is successfully instilling a culture of creativity, collaboration and openness. As we enter the second year of our three-year turnaround plan, our ability to attract and retain the best people is key to long-term growth.

“I am optimistic about the future of our industry and WPP’s position within it, although there is still much more work to do. The marketing landscape has never been more dynamic and complex: clients need our help and expertise more than ever. With our market-leading scale and global footprint, allied to the creativity of our agencies and our technology leadership, we are confident of further progress against our 2021 targets.”

For further information:

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Media
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wpp.com/investors

This announcement is being distributed to all owners of Ordinary shares. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

In this press release not all of the figures and ratios used are readily available from the unaudited preliminary results included in Appendix 1. These non-GAAP measures, including constant currency and like-for-like growth, revenue less pass-through costs and headline profit measures, management believes are both useful and necessary to better understand the Group’s results. Where required, details of how these have been arrived at are shown in Appendix 1.

Overview and strategic progress

In December 2018, WPP announced the results of a strategic review, setting out a new plan to return the business to sustainable growth. We are repositioning WPP as a creative transformation company with an offer extending beyond communications, into large-scale and higher-growth markets in experience, commerce and technology. This reflects the broadening needs of our clients to reach and engage with customers across multiple platforms. Our progress against the four pillars of this strategy – creativity, data and technology, a simpler structure and our own culture – is set out below.

Creativity

In our strategic review, we made a renewed commitment to creativity, our most important competitive advantage, including a plan to invest an incremental £15 million a year for the next three years in creative leadership, with a particular focus on the United States. Over the last year, we have succeeded in attracting a number of industry-leading creative talents into senior creative roles.

The Super Bowl is the most high-profile sporting and marketing event in the United States, and has become a celebration not only of TV advertising but also modern marketing in all its forms. In 2020, WPP’s clients had eight spots featuring during the game, many of which were integrated with social media platforms. We also achieved a number of significant new creative business wins, including Instagram and Mondelez (Ogilvy), Duracell (Wunderman Thompson) and VodafoneZiggo (an integrated WPP team in the Netherlands). Media wins included AXA (Wavemaker) and Signet (Mediacom).

Our creativity and the impact of our clients’ campaigns continue to be recognised in awards. At the 2019 Cannes Lions International Festival of Creativity in June, WPP agencies won a total of 187 Lions including five Grand Prix, Mindshare was named media network of the year and VMLY&R was named “Reach” agency of the year for work in social media and creative data. At the Effies, WPP was named the Most Effective Agency Holding Group, the eighth year in a row. Mediacom UK also received deserved recognition as media agency of the decade by Campaign magazine, for the second decade in a row.

Data and technology

Technology is shaping the present and the future for us and our clients, and touches everything we do. Today, more than half of global media spend is in new channels, traditional TV viewing for 18-34 year-olds in the US has fallen by 40% in the last four years, and almost all retail sales growth comes from e-commerce. Seven of the world’s ten biggest companies are technology businesses; five of them did not even exist 30 years ago. We are evolving our business to reflect these shifts.

Central to our technology strategy is our close alignment to the largest and most disruptive technology companies. Through our strategic partnerships with the likes of Adobe, Amazon, Facebook, Google, IBM and Microsoft, we are engaging in joint product development, gaining preferential access to their technology and media opportunities, and training our people with the relevant platform skills. There are very strong two-way ties: Google is now our second largest client globally, as well as our largest media partner.

We are also working to harness the best of our agencies’ own technology and data to make them available across the business. We are investing in WPP Open as our common technology platform that combines the leading solutions, applications and data from across WPP, supported by third-party partnerships, to help us deliver creative transformation. WPP Open is due to launch in 2020 and will build in scale throughout the year. We have significant data resources within WPP, but its value is less in ownership and more in how it is combined with client first-party data and other third-party data sources to build successful campaigns. This is the underlying principle of our data strategy.

To meet our clients’ changing needs, we also need to develop new skills in our people, and to do so at scale. We are focused on three streams: modern marketing technology, creative & production and digital media platforms. We now have over 60,000 people certified in one or more key products and platforms. In the next two years, we plan to train 50,000 people to be able to articulate the power of Artificial Intelligence and its value to clients, and to accredit 5,000 data scientists, engineers and creative technologists in the key marketing technologies.

Simpler structure

We are creating a simpler structure for WPP, to make it easier for clients to access our skills and resources, and the company more straightforward to manage. The new organisation is based on three principles: an absolute focus on the needs of our clients in everything we do; fewer, stronger WPP companies, each positioned to grow; and more closely integrated operations at the country level to facilitate collaboration and leverage our collective strengths. We have made the following progress on clients, countries and companies.

Clients – during the year we invested significantly in developing our dedicated client leadership teams. We have brought in new talent, with skills in technology, consulting or specific industry knowledge. We have also committed more to learning and development, and best practice sharing.

In 2019, our top 30 clients accounted for almost 30% of revenue less pass-through costs. 14 out of the 30 delivered organic growth in revenue less pass-through costs, an improvement on the figure in 2018 and well on our way to our 2021 target of more than 20.

Looking more broadly across our client base to the top 200, representing over 50% of revenue less pass-through costs in 2019, our Consumer Packaged Goods clients returned to growth as a category, which was very encouraging. Technology and Luxury & Premium Goods continue to be strong growth drivers, but we saw declines in Automotive, Financial Services and Healthcare & Pharma, all connected to specific assignment losses in 2018.

Countries – one of the strengths of WPP is its wide geographic footprint, with a significant presence both in the largest advertising markets such as the US and the UK, and in the faster growing economies such as China, India and Brazil. Although we remain organised firmly along agency lines, country managers play a key leadership role in client engagement, collaboration, talent management and culture. This has become increasingly the case as we roll out our campus strategy globally.

Companies – a key element of our simplification strategy has been to develop fewer, stronger agency brands, each equipped to serve clients with an integrated offer and making

WPP easier to manage and easier for clients to navigate. The mergers in 2018 of VML with Y&R, and Wunderman with J Walter Thompson, to form VMLY&R and Wunderman Thompson respectively, were the cornerstones of this strategy. In the second half of 2019 VMLY&R returned to growth. Wunderman Thompson also showed significant improvement in the second half, as the benefits of the recent merger began to be realised.

We have made excellent progress towards simplifying WPP in the last 12 months, building on the strong start made in 2018. We have met or exceeded all of our targets, with 100 office mergers completed or in progress, 80 business units closed or in the process of closing and approximately 3,500 planned redundancies implemented. The gross savings for 2019 are in line with the £160 million estimate in December 2018. As previously announced, a proportion of these gross savings are being reinvested in talent and technology development. To date, we have made limited progress in rolling out our shared service centres and common IT infrastructure and these remain an opportunity.

Kantar - In December 2019 we completed the transaction to sell a 60% stake in Kantar to Bain Capital Private Equity to form a strong partnership to accelerate Kantar’s development. In addition to the potential in our remaining 40% investment in Kantar, the cash proceeds of approximately £2.4 billion have enabled us to reduce our debt significantly while also planning to return approximately £950 million to WPP shareholders by way of a share buy-back. As at 26 February 2020, £247 million of this had already been completed.

Other disposals during the year, including our investments in Chime, The Farm and freehold property in New York realised £344 million. Including Kantar, the total proceeds from all disposals in the last two years amount to approximately £3.3 billion. Our disposal programme is substantially complete, with over 50 businesses or investments sold in the last 18 months. We will continue to review our portfolio to maximise value for our shareholders.

Culture and ESG

Culture has always played an important part in the success of our individual agencies, as in all people businesses. However, there has not historically been a unified cultural vision across WPP. Through a clear common purpose, as well as an increasing commitment to collaboration, this is beginning to change. As a partner to many of the world’s largest and most influential businesses, we are also well positioned to be agents of change on a broader platform.

Our purpose is to use the power of creativity to build a better future for our people, clients and communities. Our workforce has an equal gender balance overall, and 50% of our senior managers are women (2018: 49%). At the Board level, 6 out of 15 of Board members are women and we are aiming to get to parity. In November 2019, we underscored this commitment by joining the 30% Club, a group of Chairs and CEOs campaigning for greater female representation in business leadership. We were also included in the 2020 Bloomberg Gender-Equality Index for the second year running. As an inclusive business, we signed up to the Valuable500, a global initiative that is putting disability on the boardroom agenda.

At both Board and executive level, there have been significant changes in how WPP operates. During 2019 we added Board skills in technology, marketing and sustainability. We have established a Board Sustainability Committee, on which both the CEO and CFO sit, as well as experienced Non-Executive Directors. The WPP Executive Committee, convened for the first time in 2019 and comprising agency CEOs and key central function leads, meets regularly to review performance, enhance collaboration and develop strategy.

We are changing our workplaces to foster collaboration and develop attractive working environments, with a goal to co-locate over half of our workforce in campuses by 2023. As at December 2019 we had launched campuses in 17 cities, with New York, Amsterdam, Madrid and Mumbai all completing during the year. These campuses are not only great places to work and present the best of WPP to clients in one place, but also drive efficiency through shared overhead and the removal of duplication.

We also want to instil a growth culture and to that end we have redesigned bonus incentives to align with our strategy for growth. In 2019, financial targets were weighted 50% to revenue less pass-through costs performance, whereas the focus in recent years has been exclusively on profit growth and margin improvement.

Another area where we are accelerating action is plastic waste. In 2019, we pledged to phase out plastics that cannot be reused, recycled or composted from all WPP offices by the end of 2020, and to work with clients to tackle plastic waste. We also signed up to the New Plastics Economy Global Commitment led by the UN Environment Programme and the Ellen MacArthur Foundation, which aims to create a circular economy where no plastic goes to waste.

Our use of renewable energy rose to 35%, with 100% of electricity in the US purchased from renewable sources. In November, Mindshare one of our leading media agencies, launched #ChangeTheBrief – a new approach to marketing planning designed to encourage behaviour change in the face of the Climate Crisis.

Financial results

The financial results for 2019 are based on the Group’s continuing operations and exclude the results of Kantar which are shown separately as discontinued operations. The 2018 reported numbers have been re-presented in accordance with IFRS 5, to reflect this change.

Reported billings were £53.059 billion, down 0.3%, down 1.4% in constant currency and down 1.0% like-for-like.

Reported revenue was up 1.4% at £13.234 billion. Revenue on a constant currency basis was up 0.2% compared with last year, the difference to the reportable number reflecting the weakness of the pound sterling against most currencies, particularly in the first half of the year. On a like-for-like basis, which excludes the impact of currency and acquisitions, revenue was flat.

Reported revenue less pass-through costs was down 0.3%, down 1.5% in constant currency and down 1.6% like-for-like, within the guidance range of -1.5% to -2.0% re-confirmed in October 2019. In the fourth quarter, like-for-like revenue was up 0.1%, a deterioration from the third quarter of +1.9%, with the United Kingdom and Western Continental Europe improving, more than offset by North America and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe which were slower. On the same basis, revenue less pass-through costs in the fourth quarter was down 1.9%, a deterioration from the improvement seen in the third quarter of +0.5%, with the United Kingdom and Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe weaker.

Operating profitability

Reported profit before tax fell by 21.9% to £982 million from £1.258 billion, the difference between the headline and reported figures reflecting principally the £153 million of restructuring and transformation costs and £48 million of goodwill impairment charges. In constant currencies, reported profit before tax fell by 22.3%.

Reported profit after tax fell by 29.4% to £707 million from £1.002 billion. In constant currencies, profits after tax fell 30.3%.

Headline EBITDA was down 5.3% to £1.830 billion, from £1.933 billion the previous year and down 5.6% in constant currency. The Group’s revenue is more weighted to the second half of the year across all regions and sectors, and, particularly, in the faster growing markets of Asia Pacific and Latin America. As a result, profitability and margin continue to be skewed to the second half of the year, with the Group earning approximately 40% of its profits in the first half and 60% in the second half. Headline operating profit for 2019 was down 5.5% to £1.561 billion, from £1.651 billion and down 5.6% in constant currencies.

Headline operating margin8 was down 0.8 margin points to 14.4%, down 0.6 margin points in constant currency and down 1.2 margin points like-for-like. The difference between the constant currency and like-for-like margin reflects the impact of IFRS 16: Leases. The Group’s operating margin of 14.4% is after charging £43 million of severance costs, compared with £30 million in 2018 and £294 million of incentive payments, which were 15.8% of operating profit before incentives, a similar level to the £311 million or 15.9% in 2018.

The Group’s headline operating margin, excluding all incentives9 and income from associates, was 17.1%, down 0.9 margin points, compared with 18.0% last year. The Group’s staff costs to revenue less pass-through costs ratio, including severance and incentives, increased by 1.5 margin points to 65.4% compared to 63.9% in 2018.

On a like-for-like basis, the average number of people in the Group, excluding associates, in 2019 was 106,508 compared to 106,555 in 2018. On the same basis, the total number of people, excluding associates, at 31 December 2019 was 106,786 compared to 105,900 at 31 December 2018, an increase of 0.8%.

Exceptional gains and restructuring and transformation costs

As outlined in the Investor Day on 11 December 2018, we have undertaken a strategic review of our operations. As part of that review, restructuring actions have been taken to right-size underperforming businesses, address high cost severance markets and simplify operational structures. This has included a number of WPP’s operating companies having been merged, closed or sold. It also includes transformation costs with respect to strategic initiatives like co-locations in major cities, IT transformation and shared services.

In 2019, the Group recorded £121 million of restructuring and transformation costs in relation to this plan, in addition to the £212 million in 2018. Of this £333 million total, £220 million relates to actions with a cash cost, with £158 million paid to date – the balance to be paid in 2020 and beyond. Total restructuring and transformation costs in 2019 of £153 million comprises the £121 million above and £32 million of other costs, primarily relating to the continuing global IT transformation programme.

These exceptional costs of £153 million and £48 million of associate company exceptional losses have been partly offset by exceptional gains of £58 million, primarily relating to the gain on the sale of the Group’s investment in Chime.

This gives a net exceptional loss of £143 million and compares with a net exceptional loss in 2018 of £70 million.

Discontinued operations

As Kantar classifies as held for sale under IFRS 5, the profit for the year is presented as discontinued operations on the income statement. The decrease in profit for the year from £138 million in 2018 to £11 million in 2019 primarily reflects the goodwill impairment on

[8]	Headline operating profit (excluding income from associates) as a percentage of revenue less pass-through costs
[9]	Short and long-term incentives and the cost of share-based incentives classification as held for sale of £95 million and the tax expense on the disposal of £157 million, partially offset by the gain on sale of £74 million.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments and interest expense on lease liabilities) were £160 million, compared with £180 million in 2018, a decrease of £20 million.

The headline tax rate was 22.0% (2018: 20.7%) and on reported profit before tax was 28.0% (2018: 20.4%), the difference in the reported tax rate in 2019 was principally due to the revaluation of financial instruments not being tax deductible. Given the Group’s geographic mix of profits and the changing international tax environment, the tax rate is expected to increase slightly over the next few years.

Earnings and dividend

Headline profit before tax was down 11.7% to £1.363 billion from £1.543 billion, and down 11.6% in constant currencies.

Profits attributable to shareholders fell 33.0% to £628 million from £937 million, again reflecting principally the £153 million of restructuring and transformation costs and £48 million of goodwill impairment. In constant currencies, profits attributable to shareholders fell by 33.8%.

Headline diluted earnings per share, for continuing and discontinued operations, fell by 14.2% to 92.7p from 108.0p. In constant currencies, earnings per share on the same basis fell by 14.9%. Reported diluted earnings per share, on the same basis, fell by 41.3% to 49.5p from 84.3p and decreased 42.3% in constant currencies.

Your Board proposes to maintain the final dividend of 37.3p per share, which, together with the interim dividend of 22.7p per share, makes a total of 60.0p per share for 2019, the same as the prior year. The record date for the final dividend is 12 June 2020, payable on 6 July 2020.

Further details of WPP’s financial performance are provided in Appendix 1.

Regional review

Revenue analysis

£ million	2019	Δ reported	Δ constant[10]	Δ LFL[11]	2018[12]
N. America	4,855	0.1%	-4.1%	-5.0%	4,852
United Kingdom	1,797	0.6%	0.6%	1.8%	1,785
W Cont. Europe	2,629	1.5%	2.9%	1.5%	2,590
AP, LA, AME, CEE[13]	3,953	3.5%	3.6%	4.7%	3,820
Total Group	13,234	1.4%	0.2%	0.0%	13,047

[10]	Percentage change at constant currency exchange rates
[11]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[12]	Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2 of Appendix 1
[13]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe

Revenue less pass-through costs analysis

£ million	2019	Δ reported	Δ constant	Δ LFL	2018
N. America	4,034	-0.6%	-4.7%	-5.7%	4,060
United Kingdom	1,390	-0.3%	-0.3%	0.3%	1,394
W Cont. Europe	2,177	-0.3%	1.0%	0.7%	2,183
AP, LA, AME, CEE	3,246	0.2%	0.4%	1.4%	3,239
Total Group	10,847	-0.3%	-1.5%	-1.6%	10,876

Headline operating profit analysis

£ million	2019	% margin*	2018	% margin*
N. America	662	16.4%	711	17.5%
United Kingdom	188	13.6%	180	12.9%
W Cont. Europe	262	12.0%	289	13.3%
AP, LA, AME, CEE	449	13.8%	471	14.6%
Total Group	1,561	14.4%	1,651	15.2%

* Headline operating profit as a percentage of revenue less pass-through costs

North America constant currency revenue less pass-through costs was down 4.4% in the final quarter, a deterioration from -2.3% in the third quarter, and down 4.5% like-for-like, compared with -3.5% in the third quarter. This reflects slightly weaker performance in the Group’s public relations and specialist agencies. On a full year basis, constant currency revenue less pass-through costs was -4.7%, with like-for-like -5.7%, with a significant improvement in the second half, as the negative effect of some of the 2018 client assignment losses started to ease.

United Kingdom constant currency revenue less pass-through costs was down 3.3% in the final quarter and down 3.7% like-for-like. This compares with +0.6% and +3.1% respectively in the third quarter, with the Group’s global integrated agencies and particularly GroupM, performing less well, partly offset by a significant improvement in the Group’s specialist public relations businesses. On a full year basis, constant currency revenue less pass-through costs was down 0.3%, with like-for-like up 0.3%.

Western Continental Europe constant currency revenue less pass-through costs was up 1.2% in the final quarter, weaker than the third quarter +2.4%. On a like-for-like basis revenue less pass-through costs was up 1.3% in the final quarter, also slightly weaker than the third quarter growth of 1.7%. France, Italy, the Netherlands and Switzerland were softer, partly offset by a significant improvement in Germany in the final quarter. For the year, Western Continental Europe constant currency revenue less pass-through costs grew 1.0% with like-for-like up 0.7%, the second strongest performing region.

In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, on a constant currency basis, revenue less pass-through costs was down 1.7% in the fourth quarter and down 0.2% like-for-like, somewhat weaker than the third quarter growth of 4.0%. In the fourth quarter, Asia Pacific, Latin America and Central & Eastern Europe performed less well, with Africa & the Middle East improving. On a full year basis, constant currency revenue less pass-through costs growth in the region was 0.4% with like-for-like growth 1.4%, the strongest performing region.

Business sector review

Revenue analysis

£ million	2019	Δ reported	Δ constant[14]	Δ LFL[15]	2018
Global Int. Agencies	10,205	2.8%	1.5%	1.4%	9,931
Public Relations	957	2.7%	0.5%	-0.7%	932
Specialist Agencies	2,072	-5.1%	-6.2%	-5.9%	2,184
Total Group	13,234	1.4%	0.2%	0.0%	13,047

Revenue less pass-through costs analysis

£ million	2019	Δ reported	Δ constant	Δ LFL	2018
Global Int. Agencies	8,108	0.5%	-0.7%	-0.7%	8,071
Public Relations	898	2.1%	-0.1%	-1.0%	880
Specialist Agencies	1,841	-4.4%	-5.6%	-5.6%	1,925
Total Group	10,847	-0.3%	-1.5%	-1.6%	10,876

Headline operating profit analysis

£ million	2019	% margin*	2018	% margin*
Global Int. Agencies	1,220	15.0%	1,228	15.2%
Public Relations	141	15.7%	139	15.8%
Specialist Agencies	200	10.9%	284	14.7%
Total Group	1,561	14.4%	1,651	15.2%

* Headline operating profit as a percentage of revenue less pass-through costs

In the final quarter of 2019, like-for-like revenue less pass-through costs in the Group’s global integrated agencies was -0.8%, down on the 1.7% growth achieved in the third quarter. Ogilvy and VMLY&R improved over the third quarter, more than offset by lower growth in Wunderman Thompson, Grey and GroupM. Geographically, North America and Asia Pacific improved, offset by lower growth, particularly in the United Kingdom and Western Continental Europe. On a full year basis like-for-like revenue less pass-through costs was down 0.7%, the strongest performing sector.

In the fourth quarter, like-for-like revenue less pass-through costs in the Group’s public relations businesses was almost flat at -0.1%, a significant improvement over the third quarter -0.9% and the first half -1.5%, with H+K Strategies and the specialist public relations businesses Finsbury, Glover Park, Hering Schuppener, Buchanan and Clarion performing strongly. On a full year basis, like-for-like revenue less pass-through costs was down 1.0%, with H2 -0.4% a significant improvement on the -1.5% in H1.

In the Group’s specialist agencies, like-for-like revenue less pass-through costs was down 7.4% in the final quarter, as the Group’s specialist brand consulting, advertising and direct, interactive and eCommerce businesses came under pressure, particularly in North America Western Continental Europe and Asia Pacific. The Group’s specialist agencies includes the specialist global Ford agency, GTB, and reflects the loss of the omni-channel work in the second half of 2018.

Cash flow highlights16

In 2019, operating profit was £1.580 billion, depreciation, amortisation and goodwill impairment £734 million, non-cash share-based incentive charges £71 million, working capital and provisions inflow £350 million, net interest paid £190 million, tax paid £536

[14]	Percentage change at constant currency exchange rates
[15]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[16]	A summary of the Group’s unaudited cash flow statement and notes as at 31 December 2019 are provided in Appendix 1 million, lease liabilities (including interest) paid £355 million, capital expenditure £394 million, earnout payments £130 million and other net cash outflows of £86 million. Free cash flow was, therefore, an inflow of £1.044 billion.

This free cash inflow was enhanced by £2.221 billion in net cash acquisition payments and disposal proceeds (of which £1.971 billion was the Kantar disposal net of cash disposed and costs, and £250 million of net income from other disposal proceeds net of acquisition payments) and absorbed by £44 million in share buy-backs and £750 million in dividends. This resulted in a net cash inflow of £2.471 billion.

Free cash flow conversion17 in 2019 was 89%.

Balance sheet highlights18

Average net debt in 2019 was £4.282 billion, compared to £5.025 billion in 2018, at 2019 exchange rates. On 31 December 2019 net debt was £1.540 billion, against £4.017 billion on 31 December 2018, a decrease of £2.477 billion (a decrease of £2.313 billion at 2019 exchange rates). The reduced period end debt figure reflects the benefit of £1.971 billion proceeds in relation to the disposal of 60% of the Group’s interest in Phase 1 of the Kantar business.

Return of funds to shareholders

Funds returned to shareholders in 2019 totalled £794 million, including dividends and share buy-backs. In 2019, 4.6 million shares, or 0.4% of the issued share capital, were purchased at a cost of £44 million. All of these shares were purchased in the fourth quarter.

Outlook

Financial guidance

We have made good progress with our three year strategy during 2019, creating a simpler business, making significant investments for future growth and strengthening our balance sheet. Our financial performance in the second half of the year showed an encouraging improvement over the first half and gives us confidence of further improvement heading into 2020, as we make progress towards our 2021 goals. Our targets for 2020 are:

∎	Like-for-like revenue less pass-through costs flat, with business performance improving during the year

∎	Headline operating margin to revenue less pass-through costs flat on a constant currency basis

This guidance is made prior to any impact from the coronavirus outbreak. At this stage, it is too early to predict the full potential impact. We will provide an update at our first quarter trading update.

Medium-term financial targets

At our Investor Day in December 2018, we set out our new medium-term financial targets that will allow us to invest in talent and technology, improve our competitive position and deliver sustainable long-term growth rates. We are on track to deliver our financial targets by the end of 2021, which are:

17 Free cash flow conversion is the ratio of free cash flow to headline earnings. Free cash flow is after earnouts and changes in working capital and before new acquisition spend, disposals and shareholder distributions

18 A summary of the Group’s unaudited balance sheet and notes as at 31 December 2019 are provided in Appendix 1

∎	Organic growth (defined as like-for-like revenue less pass-through costs growth) in line with peers

∎	Headline operating margin (including the impact of IFRS 16: Leases but now excluding Kantar) of at least 15%

∎	Free cash flow conversion of 80%-90%

Appendix 1: Preliminary results for the year ended 31 December 2019	13

Unaudited preliminary consolidated income statement for the year ended 31 December 2019

£ million	Notes	2019		2018[1]		+/(-)%	Constant Currency[2] +/(-)%

Continuing operations
Billings		53,059.0		53,219.7		(0.3)	(1.4)

Revenue	7	13,234.1		13,046.7		1.4	0.2
Costs of services	4	(10,825.1)		(10,559.1)		(2.5)	(1.1)
Gross profit		2,409.0		2,487.6		(3.2)	(3.9)
General and administrative costs	4	(1,113.1)		(1,249.7)		10.9	11.9
Operating profit		1,295.9		1,237.9		4.7	4.3
Share of results of associates	5	14.7		30.5		(51.8)	(54.5)
Profit before interest and taxation		1,310.6		1,268.4		3.3	2.9
Finance and investment income	6	99.0		98.9		0.1	(1.5)
Finance costs	6	(359.1)		(279.1)		(28.7)	(26.4)
Revaluation of financial instruments	6	(68.4)		169.4		-	-
Profit before taxation		982.1		1,257.6		(21.9)	(22.3)
Taxation	8	(275.0)		(256.0)		(7.4)	(9.5)
Profit for the year from continuing operations		707.1		1,001.6		(29.4)	(30.3)

Discontinued operations
Profit for the year from discontinued operations	13	10.8		137.8		(92.2)	(94.0)

Profit for the year		717.9		1,139.4		(37.0)	(38.0)

Attributable to:
Equity holders of the parent
Continuing operations		627.9		936.5		(33.0)	(33.8)
Discontinued operations		(3.8)		126.4		(103.0)	(104.9)
		624.1		1,062.9		(41.3)	(42.4)
Non-controlling interests
Continuing operations		79.2		65.1		(21.7)	(21.6)
Discontinued operations		14.6		11.4		(28.1)	(28.3)
		93.8		76.5		(22.6)	(22.6)

		717.9		1,139.4		(37.0)	(38.0)

Earnings per share from continuing and discontinued operations
Basic earnings per ordinary share	10	49.9	p	85.2	p	(41.4)	(42.5)
Diluted earnings per ordinary share	10	49.5	p	84.3	p	(41.3)	(42.3)

Earnings per share from continuing operations
Basic earnings per ordinary share	10	50.2	p	75.1	p	(33.2)	(34.0)
Diluted earnings per ordinary share	10	49.8	p	74.3	p	(33.0)	(33.8)

Continuing operations
Revenue less pass-through costs	7,21	10,846.5		10,875.7		(0.3)	(1.5)
Headline operating profit	7,21	1,560.6		1,651.2		(5.5)	(5.6)
Headline operating profit margin	7,21	14.4%		15.2%		(0.8)[3]	(0.6)[3]
Headline PBT	21	1,363.0		1,543.0		(11.7)	(11.6)

1 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2.

2 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary.

3 Margin points.

Unaudited preliminary consolidated statement of comprehensive income for the year ended 31 December 2019

£ million	2019	2018
Profit for the year	717.9	1,139.4
Items that may be reclassified subsequently to profit or loss:
Exchange adjustments on foreign currency net investments	(379.4)	78.9
Exchange adjustments recycled to the income statement on disposal of discontinued operations	(284.0)	-
	(663.4)	78.9
Items that will not be reclassified subsequently to profit or loss:
Actuarial (loss)/gain on defined benefit pension plans	(36.6)	8.9
Deferred tax on defined benefit pension plans	6.4	(0.7)
Movements on equity investments held at fair value through other comprehensive income	(141.4)	(247.9)
	(171.6)	(239.7)
Other comprehensive loss relating to the year	(835.0)	(160.8)
Total comprehensive (loss)/income relating to the year	(117.1)	978.6

Attributable to:
Equity holders of the parent
Continuing operations	193.5	730.9
Discontinued operations	(386.4)	162.2
	(192.9)	893.1
Non-controlling interests
Continuing operations	61.9	73.8
Discontinued operations	13.9	11.7
	75.8	85.5
	(117.1)	978.6

Unaudited preliminary consolidated cash flow statement for the year ended 31 December 2019

£ million	Notes	2019	2018
Net cash inflow from operating activities	11	1,850.5	1,693.8
Investing activities
Acquisitions	11	(161.3)	(283.7)
Disposals of investments and subsidiaries	11	2,141.0	833.9
Purchase of property, plant and equipment		(339.3)	(314.8)
Purchase of other intangible assets (including capitalised computer software)		(54.8)	(60.4)
Proceeds on disposal of property, plant and equipment		174.0	9.5
Net cash inflow from investing activities		1,759.6	184.5
Financing activities
Repayment of lease liabilities		(249.8)	-
Share option proceeds		0.6	1.2
Cash consideration for non-controlling interests	11	(62.7)	(109.9)
Share repurchases and buy-backs	11	(43.8)	(207.1)
Net decrease in borrowings	11	(1,713.2)	(440.6)
Financing and share issue costs		(6.4)	(3.8)
Equity dividends paid		(750.5)	(747.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(96.2)	(106.2)
Net cash outflow from financing activities		(2,922.0)	(1,613.8)
Net increase in cash and cash equivalents		688.1	264.5
Translation of cash and cash equivalents		(89.7)	(61.5)
Cash and cash equivalents at beginning of year		2,201.2	1,998.2
Cash and cash equivalents including cash held in disposal group at end of year		2,799.6	2,201.2
Cash and cash equivalents held in disposal group presented as held for sale		(66.3)	-
Cash and cash equivalents at end of year	11	2,733.3	2,201.2

Reconciliation of net cash flow to movement in net debt:
Net increase in cash and cash equivalents		688.1	264.5
Cash outflow from decrease in debt financing		1,719.6	444.4
Other movements		(32.5)	(1.4)
Translation differences		168.2	(241.1)
Movement of net debt in the year		2,543.4	466.4
Net debt at beginning of year		(4,016.7)	(4,483.1)
Net debt including net cash in disposal group at end of year		(1,473.3)	(4,016.7)
Net cash in disposal group		(66.3)	-
Net debt at end of year	12	(1,539.6)	(4,016.7)

Unaudited preliminary consolidated balance sheet as at 31 December 2019

£ million	Notes	2019	2018
Non-current assets
Intangible assets:
Goodwill	15	10,170.7	13,202.8
Other	16	1,468.8	1,842.0
Property, plant and equipment		876.0	1,083.0
Right-of-use assets	14	1,734.5	-
Interests in associates and joint ventures		813.0	796.8
Other investments		498.3	666.7
Deferred tax assets		187.9	153.0
Trade and other receivables	17	137.6	180.0
		15,886.8	17,924.3
Current assets
Corporate income tax recoverable		165.4	198.7
Trade and other receivables	17	11,822.3	13,101.5
Cash and short-term deposits		2,969.0	2,643.2
		14,956.7	15,943.4
Assets classified as held for sale	13	485.3	-
		15,442.0	15,943.4
Current liabilities
Trade and other payables	18	(14,186.8)	(15,038.4)
Corporate income tax payable		(499.9)	(545.9)
Short-term lease liabilities		(302.2)	-
Bank overdrafts, bonds and bank loans		(461.3)	(1,025.1)
		(15,450.2)	(16,609.4)
Liabilities associated with assets classified as held for sale	13	(170.4)	-
		(15,620.6)	(16,609.4)
Net current liabilities		(178.6)	(666.0)
Total assets less current liabilities		15,708.2	17,258.3

Non-current liabilities
Bonds and bank loans		(4,047.3)	(5,634.8)
Trade and other payables	19	(483.3)	(841.4)
Deferred tax liabilities		(379.8)	(479.5)
Provisions for post-employment benefits		(159.0)	(184.3)
Provisions for liabilities and charges		(247.8)	(311.7)
Long-term lease liabilities		(1,947.5)	-
		(7,264.7)	(7,451.7)

Net assets		8,443.5	9,806.6

Equity
Called-up share capital	20	132.8	133.3
Share premium account		570.3	569.7
Other reserves		(501.2)	393.5
Own shares		(1,178.7)	(1,255.7)
Retained earnings		9,048.9	9,541.4
Equity shareholders’ funds		8,072.1	9,382.2
Non-controlling interests		371.4	424.4
Total equity		8,443.5	9,806.6

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2019

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share holders’ funds	Non- controlling interests	Total
Balance at 1 January 2019	133.3	569.7	393.5	(1,255.7)	9,541.4	9,382.2	424.4	9,806.6
Accounting policy change (IFRS 16)[1]	-	-	-	-	(128.9)	(128.9)	-	(128.9)
Deferred tax on accounting policy change (IFRS 16) [1]	-	-	-	-	27.8	27.8	-	27.8
Revised balance at 1 January 2019	133.3	569.7	393.5	(1,255.7)	9,440.3	9,281.1	424.4	9,705.5
Ordinary shares issued	-	0.6	-	-	-	0.6	-	0.6
Share cancellations	(0.5)	-	0.5	-	(47.7)	(47.7)	-	(47.7)
Treasury share allocations	-	-	-	1.0	(1.0)	-	-	-
Profit for the year	-	-	-	-	624.1	624.1	93.8	717.9
Exchange adjustments on foreign currency net investments	-	-	(361.4)	-	-	(361.4)	(18.0)	(379.4)
Exchange adjustments recycled to the income statement on disposal of discontinued operations	-	-	(284.0)	-	-	(284.0)	-	(284.0)
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(141.4)	(141.4)	-	(141.4)
Actuarial loss on defined benefit pension plans	-	-	-	-	(36.6)	(36.6)	-	(36.6)
Deferred tax on defined benefit pension plans	-	-	-	-	6.4	6.4	-	6.4
Other comprehensive loss	-	-	(645.4)	-	(171.6)	(817.0)	(18.0)	(835.0)
Total comprehensive (loss)/income	-	-	(645.4)	-	452.5	(192.9)	75.8	(117.1)
Dividends paid	-	-	-	-	(750.5)	(750.5)	(96.2)	(846.7)
Non-cash share-based incentive plans (including share options)	-	-	-	-	71.4	71.4	-	71.4
Tax adjustment on share-based payments	-	-	-	-	3.1	3.1	-	3.1
Net movement in own shares held by ESOP Trusts	-	-	-	76.0	(76.0)	-	-	-
Recognition/remeasurement of financial instruments	-	-	2.5	-	13.1	15.6	-	15.6
Share purchases – close period commitments	-	-	(252.3)	-	-	(252.3)	-	(252.3)
Acquisition of subsidiaries[2]	-	-	-	-	(56.3)	(56.3)	(32.6)	(88.9)
Balance at 31 December 2019	132.8	570.3	(501.2)	(1,178.7)	9,048.9	8,072.1	371.4	8,443.5

1 The impact of the adoption of IFRS 16: Leases from 1 January 2019 is described in note 2.

2 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Unaudited preliminary consolidated statement of changes in equity for the year ended 31 December 2019 (continued)

£ million	Called-up share capital	Share premium account	Other reserves	Own shares	Retained earnings	Total equity share holders’ funds	Non- controlling interests	Total
Balance at 1 January 2018	133.3	568.5	354.3	(1,171.1)	9,602.3	9,487.3	468.8	9,956.1
Ordinary shares issued	-	1.2	-	-	-	1.2	-	1.2
Treasury share additions	-	-	-	(104.3)	-	(104.3)	-	(104.3)
Treasury share allocations	-	-	-	1.5	(1.5)	-	-	-
Profit for the year	-	-	-	-	1,062.9	1,062.9	76.5	1,139.4
Exchange adjustments on foreign currency net investments	-	-	69.9	-	-	69.9	9.0	78.9
Movements on equity investments held at fair value through other comprehensive income	-	-	-	-	(247.9)	(247.9)	-	(247.9)
Actuarial gain on defined benefit pension plans	-	-	-	-	8.9	8.9	-	8.9
Deferred tax on defined benefit pension plans	-	-	-	-	(0.7)	(0.7)	-	(0.7)
Other comprehensive income/(loss)	-	-	69.9	-	(239.7)	(169.8)	9.0	(160.8)
Total comprehensive income	-	-	69.9	-	823.2	893.1	85.5	978.6
Dividends paid	-	-	-	-	(747.4)	(747.4)	(106.2)	(853.6)
Non-cash share-based incentive plans (including share options)	-	-	-	-	84.8	84.8	-	84.8
Tax adjustment on share-based payments	-	-	-	-	(1.2)	(1.2)	-	(1.2)
Net movement in own shares held by ESOP Trusts	-	-	-	18.2	(121.0)	(102.8)	-	(102.8)
Recognition/remeasurement of financial instruments	-	-	(30.7)	-	10.3	(20.4)	-	(20.4)
Acquisition of subsidiaries[1]	-	-	-	-	(108.1)	(108.1)	(23.7)	(131.8)
Balance at 31 December 2018	133.3	569.7	393.5	(1,255.7)	9,541.4	9,382.2	424.4	9,806.6

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from changes in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited preliminary consolidated financial statements

1.	Basis of accounting

The unaudited preliminary consolidated financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments and held for sale assets as disclosed in our accounting policies.

2.	Accounting policies

The unaudited preliminary consolidated financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB) and with the accounting policies of the Group which were set out on pages 122 to 126 of the 2018 Annual Report and Accounts. With the exception of the implementation of IFRS 16: Leases and IFRIC 23: Uncertainty over Income Tax Treatments, which are discussed below, no changes have been made to the Group’s accounting policies in the year ended 31 December 2019. As a result of the Kantar sale (note 13) the Group has added an accounting policy on IFRS 5: Non-current Assets Held for Sale and Discontinued Operations which is discussed below.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRS, this announcement does not itself contain sufficient information to comply with all IFRS disclosure requirements. The Company’s 2019 Annual Report and Accounts will be prepared in compliance with IFRS. The unaudited preliminary announcement does not constitute a dissemination of the annual financial report and does not therefore need to meet the dissemination requirements for annual financial reports. A separate dissemination announcement in accordance with Disclosure and Transparency Rules (DTR) 6.3 will be made when the annual report and audited financial statements are available on the Company’s website.

Impact of the adoption of IFRS 16: Leases

IFRS 16 is effective from 1 January 2019. The standard eliminates the classification of leases as either operating or finance leases and introduces a single accounting model. Lessees are required to recognise a right-of-use asset and related lease liability for their operating leases and show depreciation of leased assets and interest on lease liabilities separately in the income statement. IFRS 16 requires the Group to recognise substantially all of its operating leases on the balance sheet.

The Group adopted IFRS 16 effective 1 January 2019 on a modified retrospective basis and applied the standard retrospectively with the cumulative effect of initially applying the standard recognised at the date of initial application as an adjustment to retained earnings. Accordingly, prior year financial information has not been restated and will continue to be reported under IAS 17: Leases. The right-of-use asset and lease liability have initially been measured at the present value of the remaining lease payments, with the right-of-use asset being subject to certain adjustments. For certain leases the right-of-use asset was measured as if the standard had been applied from the lease commencement date and for others the right-of-use asset was set equal to the lease liability.

When applying IFRS 16, the Group has applied the following practical expedients, on transition date:

∎	Reliance on the previous identification of a lease (as provided by IAS 17) for all contracts that existed on the date of initial application;
∎	Reliance on previous assessments on whether leases are onerous instead of performing an impairment review;
∎	Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application;
∎	The accounting for operating leases with a remaining lease term of less than 12 months as at 1 January 2019 as short-term leases; and
∎	The use of hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.	Accounting policies (continued)

The right-of-use asset and lease liability recorded on the unaudited preliminary consolidated balance sheet as of 1 January 2019 were £1,895.1 million and £2,326.2 million, respectively. There was a reduction in other creditors of £233.5 million and property provisions of £68.7 million with regard to amounts related to property leases, including deferred rent and tenant improvement allowances, which are now recognised in the right-of-use asset. These movements resulted in a decrease to retained earnings of £128.9 million and the recognition of a deferred tax asset of £27.8 million on this movement.

For the year ended 31 December 2019, depreciation of the right-of-use asset and recognition of interest on the lease liability in the unaudited preliminary consolidated income statement replaced amounts recognised as rent expense under IAS 17. The implementation of IFRS 16 on 1 January 2019 resulted in an increase to reported and headline operating profit of continuing operations (as defined in note 21) of £61.0 million and a subsequent increase to headline operating profit margin of 0.6 margin points along with increased interest and a decrease to headline diluted earnings per share of 1.8p.

The following table reconciles the opening balance for the lease liabilities as at 1 January 2019 based upon the operating lease obligations as at 31 December 2018:

£ million
Operating lease commitments at 31 December 2018	3,628.2
Short-term leases not included in lease liabilities	(73.8)
Extension options reasonably certain to be exercised	115.1
Signed leases not yet commenced	(598.1)
Gross lease liabilities at 1 January 2019	3,071.4
Effect of discounting	(745.2)
Lease liabilities at 1 January 2019	2,326.2

The weighted average discount rate was 5.4% at 1 January 2019.

IFRS 16: Leases

The Group leases most of its offices in cities where it operates. Other lease contracts include office equipment and motor vehicles.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group recognises a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any lease incentives received. The assets are depreciated over the term of the lease using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option. Right-of-use assets are reviewed for indicators of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. Lease payments included in the measurement of lease liabilities comprise fixed payments less any lease incentives receivable and variable lease payments that depend on an index or a rate as at the commencement date. Lease modifications result in remeasurement of the lease liability.

Depreciation is recognised in both costs of services and general and administrative costs and interest expense is recognised under finance costs in the unaudited preliminary consolidated income statement.

Notes to the unaudited preliminary consolidated financial statements (continued)

2.	Accounting policies (continued)

The Group has elected to use the exemption not to recognise right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The payments associated with these leases are recognised as cost of services and general and administrative costs on a straight-line basis over the lease term.

Impact of the adoption of IFRIC 23: Uncertainty over Income Tax Treatments

IFRIC 23 clarifies the accounting for uncertainties in income tax and is effective from 1 January 2019. There has been no impact to our financial statements as a result of the adoption of IFRIC 23.

IFRS 5: Non-current Assets Held for Sale and Discontinued Operations

On 9 July 2019 the Kantar business was classified as held for sale following Board approval of the disposal of Kantar to Bain Capital. As required by IFRS 5, the Group re-measured Kantar at the lower of the carrying amount and fair value less costs to sell, as set out in note 13. The first stage of the transaction completed on 5 December 2019, consisting of approximately 90% of the Kantar group, with the remaining stages expected to complete in 2020. The portion of the business not sold at 31 December 2019 is classified as held for sale at this date. In accordance with IFRS 5, assets and liabilities classified as held for sale are shown as a separate line on the balance sheet.

IFRS 5 also requires that the profit or loss from a discontinued operation is shown as a single amount on the face of the income statement and the comparatives and related notes have been restated accordingly. This represents total post-tax profit of the disposal group for the whole of the financial year including any post-tax gain or loss on the measurement of fair value less costs to sell, as well as the post-tax loss on sale of the disposal group completed by 31 December 2019. Kantar is presented as a discontinued operation for the year ended 31 December 2019.

Further details can be found in note 13.

Statutory information

The financial information included in this preliminary announcement does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2018 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The statutory accounts for the year ended 31 December 2019 will be finalised on the basis of the financial information presented by the directors in this unaudited preliminary announcement and will be delivered to the Jersey Registrar following the Company’s General Meeting. The audit report for the year ended 31 December 2019 has yet to be signed. The announcement of the preliminary results was approved on behalf of the board of directors on 27 February 2020.

3.	Currency conversion

The presentation currency of the Group is pound sterling and the unaudited preliminary consolidated financial statements have been prepared on this basis.

The 2019 unaudited preliminary consolidated income statement is prepared using, among other currencies, average exchange rates of US$1.2765 to the pound (2018: US$1.3351) and €1.1403 to the pound (2018: €1.1303). The unaudited preliminary consolidated balance sheet as at 31 December 2019 has been prepared using the exchange rates on that day of US$1.3263 to the pound (2018: US$1.2746) and €1.1813 to the pound (2018: €1.1130).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Costs of services and general and administrative costs

£ million	2019	2018[1]
Continuing operations
Costs of services	10,825.1	10,559.1
General and administrative costs	1,113.1	1,249.7
	11,938.2	11,808.8

Costs of services and general and administrative costs include:

£ million	2019	2018[1]
Continuing operations
Staff costs	7,090.6	6,950.6
Establishment costs	672.9	756.6
Media pass-through costs	1,656.2	1,458.0
Other costs of services and general and administrative costs[2]	2,518.5	2,643.6
	11,938.2	11,808.8

Staff costs include:

£ million	2019	2018[1]
Continuing operations
Wages and salaries	4,946.2	4,828.0
Cash-based incentive plans	227.6	233.0
Share-based incentive plans	66.0	78.3
Social security costs	591.7	579.0
Pension costs	169.7	160.9
Severance	42.6	30.0
Other staff costs	1,046.8	1,041.4
	7,090.6	6,950.6
Staff cost to revenue less pass-through costs[3] ratio	65.4%	63.9%

1 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2.

2 Other costs of services and general and administrative costs include £731.4 million (2018: £713.0 million) of other pass-through costs.

3 Revenue less pass-through costs is defined in note 21.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

Other costs of services and general and administrative costs include:

£ million	2019	2018[1]
Continuing operations
Amortisation and impairment of acquired intangible assets[2]	121.5	201.8
Goodwill impairment	47.7	183.9
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)
Investment write-downs	7.5	2.0
Restructuring and transformation costs	153.5	265.5
Litigation settlement	(16.8)	-
Gain on sale of freehold property in New York	(7.9)	-
Depreciation of property, plant and equipment	185.5	188.6
Amortisation of other intangible assets	21.2	20.7
Depreciation of right-of-use assets	301.6	-
Short-term lease expense	83.8	-
Low-value lease expense	2.9	-

Amortisation and impairment of acquired intangibles in 2019 includes an impairment charge in the year of £26.5 million (2018: £89.1 million) in regard to certain brand names that are no longer in use and customer relationships where the underlying clients have been lost.

The goodwill impairment charge of £47.7 million in 2019 relates to a number of under-performing businesses in the Group. In certain markets, the impact of current, local economic conditions and trading circumstances on these businesses is sufficiently severe to indicate impairment to the carrying value of goodwill. In 2018, the goodwill impairment charge of £183.9 million primarily relates to a charge of £148.0 million on VMLY&R, with the remaining £35.9 million relating to a number of under-performing businesses in the Group.

Gains on disposal of investments and subsidiaries of £40.4 million in 2019 include a gain of £28.6 million on the disposal of the Group’s interest in Chime. Gains on disposal of investments and subsidiaries of £237.9 million in 2018 include a gain of £185.3 million on the disposal of the Group’s interest in Globant S.A.

In 2019, restructuring and transformation costs of £153.5 million comprise £116.3 million of restructuring costs and £37.2 million transformation costs with respect to strategic initiatives including co-locations in major cities, IT transformation and shared services. Restructuring and transformation costs of £121.1 million are in relation to the continuing restructuring plan, first outlined on the Investor Day in December 2018. As part of that plan, restructuring actions have been taken to right-size under-performing businesses, address high cost severance markets and simplify operational structures. Further restructuring and transformation costs will be incurred in 2020 and 2021. The remaining £32.4 million primarily comprises transformation costs in relation to the continuing global IT transformation programme.

In 2018, restructuring and transformation costs of £265.5 million comprise £179.7 million of restructuring costs and £85.8 million transformation costs with respect to strategic initiatives including co-locations in major cities, IT transformation and shared services. In the fourth quarter of 2018, £212.3 million of restructuring and transformation costs were incurred in relation to the strategic review of the Group’s operations. The remaining £53.2 million primarily relates to restructuring costs recorded in the first half of 2018 and transformation costs in relation to the IT transformation programme.

In 2019, the Group received £16.8 million in settlement of a class action lawsuit against Comscore Inc. for providing materially false and misleading information regarding their company and its financial performance.

1 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2.

2 In 2019, amortisation and impairment of acquired intangible assets includes £13.2 million impairment of brands with an indefinite useful life.

Notes to the unaudited preliminary consolidated financial statements (continued)

4.	Costs of services and general and administrative costs (continued)

In March 2019, the Group entered into a sale and leaseback agreement for its office space at 3 Columbus Circle in New York. The Group sold the freehold for proceeds of £159.0 million and simultaneously entered into a 15 year lease. The net gain recognised from the sale and leaseback is £7.9 million.

Operating profit includes credits totalling £26.9 million (2018: £25.6 million) relating to the release of excess provisions and other balances established in respect of acquisitions completed prior to 2018.

5.	Share of results of associates

Share of results of associates include:

£ million	2019[1]	2018[2]
Continuing operations
Share of profit before interest and taxation	99.2	110.8
Share of exceptional losses	(47.8)	(41.5)
Share of interest and non-controlling interests	(19.4)	(15.1)
Share of taxation	(17.3)	(23.7)
	14.7	30.5

6.	Finance and investment income, finance costs and revaluation of financial instruments

Finance and investment income includes:

£ million	2019	2018[2]
Continuing operations
Income from equity investments	18.3	15.2
Interest income	80.7	83.7
	99.0	98.9

Finance costs include:

£ million	2019	2018[2]
Continuing operations
Net interest expense on pension plans	3.5	3.6
Interest on other long-term employee benefits	3.9	3.5
Interest payable and similar charges	252.0	272.0
Interest expense related to lease liabilities	99.7	-
	359.1	279.1

Revaluation of financial instruments include:

£ million	2019	2018[2]
Continuing operations
Movements in fair value of treasury instruments	0.4	(11.0)
Premium on the early repayment of bonds	(63.4)	-
Revaluation of investments held at fair value through profit or loss	9.1	67.8
Revaluation of put options over non-controlling interests	(13.5)	34.4
Revaluation of payments due to vendors (earnout agreements)	(1.0)	78.2
	(68.4)	169.4

1 From 5 December 2019 approximately 90% of the Kantar group is treated as a 40% associate following the completion of the transaction outlined in note 13.

2 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Segmental analysis

Recent restructuring actions, including the mergers of VMLY&R and Wunderman Thompson, the One Ogilvy strategy and the reorganisation of our specialist healthcare agencies, mean that certain units have been reclassified between the previously reported sectors. In order to take account of these changes, the internal reporting of the Group used by the Chief Executive Officer (the Chief Operating Decision Maker) to review performance and allocate resources has also changed. The Group has therefore reassessed its segment information under IFRS 8: Operating Segments. In assessing the Group’s reportable segments, the Directors have considered the similar economic characteristics of certain operating segments, their shared client base and the similar nature of their products or services, amongst other factors. As a result, the Group’s reportable segments have changed, and comparatives have been restated as follows:

£ million	2019	2018[1]
Continuing operations
Revenue
Global Integrated Agencies[2]	10,205.2	9,930.7
Public Relations[3]	956.5	931.7
Specialist Agencies[4]	2,072.4	2,184.3
	13,234.1	13,046.7
Revenue less pass-through costs[5]
Global Integrated Agencies[2]	8,108.1	8,070.8
Public Relations[3]	898.0	879.9
Specialist Agencies[4]	1,840.4	1,925.0
	10,846.5	10,875.7
Headline operating profit[6]
Global Integrated Agencies[2]	1,219.5	1,228.2
Public Relations[3]	140.6	139.2
Specialist Agencies[4]	200.5	283.8
	1,560.6	1,651.2
Headline operating profit margin[7]
Global Integrated Agencies[2]	15.0%	15.2%
Public Relations[3]	15.7%	15.8%
Specialist Agencies[4]	10.9%	14.7%
	14.4%	15.2%

1 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2. As a result, Data Investment Management is now excluded from the segment analysis.

2 Global Integrated Agencies includes all of Grey, GroupM, Hogarth, Ogilvy, VMLY&R and Wunderman Thompson.

3 Public Relations represents the Group’s specialists in this area and remains as previously reported but excludes Ogilvy PR which now sits within Global Integrated Agencies as part of Ogilvy.

4 Specialist Agencies represent the Group’s other agencies that specialise in certain areas, whether by region or range of services.

5 Revenue less pass-through costs is defined in note 21.

6 Headline operating profit is defined in note 21.

7 Headline operating profit margin is defined in note 21.

Notes to the unaudited preliminary consolidated financial statements (continued)

7.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	2019	2018[1]
Continuing operations
Revenue
North America[2]	4,854.7	4,851.7
United Kingdom	1,797.1	1,785.6
Western Continental Europe	2,628.8	2,589.6
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,953.5	3,819.8
	13,234.1	13,046.7
Revenue less pass-through costs[3]
North America[2]	4,034.3	4,059.7
United Kingdom	1,390.1	1,393.8
Western Continental Europe	2,176.4	2,182.9
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	3,245.7	3,239.3
	10,846.5	10,875.7
Headline operating profit[4]
North America[2]	662.0	710.6
United Kingdom	188.5	179.6
Western Continental Europe	261.5	289.4
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	448.6	471.6
	1,560.6	1,651.2
Headline operating profit margin[5]
North America	16.4%	17.5%
United Kingdom	13.6%	12.9%
Western Continental Europe	12.0%	13.3%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	13.8%	14.6%
	14.4%	15.2%

1 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2.

2 North America includes the US with revenue of £4,576.5 million (2018: £4,576.1 million), revenue less pass-through costs of £3,806.3 million (2018: £3,836.0 million) and headline operating profit of £620.6 million (2018: £674.4 million).

3 Revenue less pass-through costs is defined in note 21.

4 Headline operating profit is defined in note 21.

5 Headline operating profit margin is defined in note 21.

Notes to the unaudited preliminary consolidated financial statements (continued)

8.	Taxation

The tax rate on reported PBT was 28.0% (2018: 20.4%). The headline tax rate was 22.0% (2018: 20.7%).

The tax charge comprises:

£ million	2019	2018[1]
Continuing operations
Corporation tax
Current year	423.0	404.2
Prior years	(63.4)	(108.1)
	359.6	296.1
Deferred tax
Current year	(78.3)	(41.5)
Prior years	(6.3)	1.4
	(84.6)	(40.1)
Tax charge	275.0	256.0

The calculation of the headline tax rate is as follows:

£ million	2019	2018[1]
Continuing operations
Headline PBT[2]	1,363.0	1,543.0
Tax charge	275.0	256.0
Tax charge relating to gains on disposal of investments and subsidiaries	(6.9)	(0.8)
Tax credit relating to gain on sale of freehold property in New York	0.5	-
Tax charge relating to litigation settlement	(4.2)	-
Deferred tax impact of the amortisation of acquired intangible assets and other goodwill items	13.3	12.9
Tax credit relating to restructuring and transformation costs	29.2	41.1
Tax impact of US tax reform	-	11.6
Deferred tax relating to gains on disposal of investments and subsidiaries	(7.3)	(0.7)
Headline tax charge	299.6	320.1
Headline tax rate	22.0%	20.7%

Given the Group’s geographic mix of profits and the changing international tax environment, the headline tax rate is expected to increase slightly over the next few years.

The tax charge may also be affected by the impact of acquisitions, disposals and other corporate restructurings, the resolution of open tax issues, and the ability to use brought forward tax losses. Changes in local or international tax rules, or challenges by tax or competition authorities, for example, the European Commission’s state aid decision into Group Financing Exemption in the UK CFC rules, may expose the Group to additional tax liabilities or impact the carrying value of deferred tax assets, which could affect the future tax charge.

The Group does not currently expect any material additional charges, or credits, to arise in respect of these matters, beyond the amounts already provided. Liabilities relating to these open and judgemental matters are based upon estimates of whether additional taxes will be due after taking into account external advice where appropriate. Where the final tax outcome of these matters is different from the amounts which were initially recorded then such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

1 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2.

2 Headline PBT is defined in note 21.

Notes to the unaudited preliminary consolidated financial statements (continued)

9.	Ordinary dividends

The Board has recommended a final dividend of 37.3p (2018: 37.3p) per ordinary share in addition to the interim dividend of 22.7p (2018: 22.7p) per share. This makes a total for the year of 60.0p (2018: 60.0p). Payment of the final dividend of 37.3p per ordinary share will be made on 6 July 2020 to holders of ordinary shares in the Company on 12 June 2020.

10.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

Continuing operations:

	2019		2018		+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	627.9		936.5
Headline earnings (£ million) (note 21)	984.2		1,153.1
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8
Reported EPS	50.2	p	75.1	p	(33.2)	(34.0)
Headline EPS	78.7	p	92.4	p	(14.8)	(15.1)

Discontinued operations:

	2019		2018		+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	(3.8)		126.4
Headline earnings (£ million) (note 13)	184.5		209.6
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8
Reported EPS	(0.3	p)	10.1	p	(103.0)	(104.9)
Headline EPS	14.8	p	16.8	p	(11.9)	(15.0)

Continuing and discontinued operations:

	2019		2018	+/(-)%	Constant Currency +/(-)%
Reported earnings[1] (£ million)	624.1		1,062.9
Headline earnings (£ million)	1,168.7		1,362.7
Weighted average shares used in basic EPS calculation (million)	1,250.0		1,247.8
Reported EPS	49.9	p	85.2p	(41.4)	(42.5)
Headline EPS	93.5	p	109.2p	(14.4)	(15.1)

1 Reported earnings is equivalent to profit for the year attributable to equity holders of the parent.

Notes to the unaudited preliminary consolidated financial statements (continued)

10.	Earnings per share (continued)

Diluted EPS

The calculation of diluted reported and headline EPS is as follows:

Continuing operations:

	2019		2018		+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	627.9		936.5
Diluted headline earnings (£ million)	984.2		1,153.1
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2
Diluted reported EPS	49.8	p	74.3	p	(33.0)	(33.8)
Diluted headline EPS	78.1	p	91.4	p	(14.6)	(14.9)

Discontinued operations:

	2019		2018		+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	(3.8)		126.4
Diluted headline earnings (£ million)	184.5		209.6
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2
Diluted reported EPS	(0.3	p)	10.0	p	(103.0)	(104.9)
Diluted headline EPS	14.6	p	16.6	p	(12.0)	(14.8)

Continuing and discontinued operations:

	2019		2018		+/(-)%	Constant Currency +/(-)%
Diluted reported earnings (£ million)	624.1		1,062.9
Diluted headline earnings (£ million)	1,168.7		1,362.7
Weighted average shares used in diluted EPS calculation (million)	1,260.6		1,261.2
Diluted reported EPS	49.5	p	84.3	p	(41.3)	(42.3)
Diluted headline EPS	92.7	p	108.0	p	(14.2)	(14.9)

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	2019	2018
Weighted average shares used in basic EPS calculation	1,250.0	1,247.8
Dilutive share options outstanding	0.3	1.6
Other potentially issuable shares	10.3	11.8
Weighted average shares used in diluted EPS calculation	1,260.6	1,261.2

At 31 December 2019 there were 1,328,167,813 (2018: 1,332,678,227) ordinary shares in issue, including treasury shares of 70,787,730 (2018: 70,854,553).

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 15:

Net cash inflow from operating activities:

£ million	2019	2018
Profit for the year	717.9	1,139.4
Taxation	353.8	323.9
Revaluation of financial instruments	77.8	(172.9)
Finance costs	376.4	289.3
Finance and investment income	(102.6)	(104.8)
Share of results of associates	(21.2)	(43.5)
Goodwill impairment on classification as held for sale	94.5	-
Gain on sale of discontinued operations	(73.8)	-
Attributable tax expense on sale of discontinued operations	157.4	-
Operating profit of continuing and discontinued operations	1,580.2	1,431.4
Adjustments for:
Non-cash share-based incentive plans (including share options)	71.4	84.8
Depreciation of property, plant and equipment	203.2	225.1
Depreciation of right-of-use assets	317.9	-
Goodwill impairment	47.7	183.9
Amortisation and impairment of acquired intangible assets	135.6	280.0
Amortisation of other intangible assets	29.6	38.7
Investment write-downs	7.5	2.0
Gains on disposal of investments and subsidiaries	(45.1)	(235.5)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)
Gain on sale of freehold property in New York	(7.9)	-
Losses on sale of property, plant and equipment	3.2	0.6
Operating cash flow before movements in working capital and provisions	2,342.9	2,009.0
Movements in trade working capital[1]	563.4	202.0
Movements in other working capital and provisions	(213.1)	(36.3)
Cash generated by operations	2,693.2	2,174.7
Corporation and overseas tax paid	(536.0)	(383.6)
Payment on early settlement of bonds	(63.4)	-
Interest and similar charges paid	(270.6)	(252.8)
Interest paid on lease liabilities	(105.1)	-
Interest received	80.8	90.4
Investment income	18.3	15.4
Dividends from associates	33.3	49.7
Net cash inflow from operating activities	1,850.5	1,693.8

1 Trade working capital represents trade receivables, work in progress, accrued income, trade payables, and deferred income.

Notes to the unaudited preliminary consolidated financial statements (continued)

11.	Analysis of cash flows (continued)

Acquisitions and disposals:

£ million	2019	2018
Initial cash consideration	(3.9)	(126.7)
Cash and cash equivalents acquired	-	11.3
Earnout payments	(130.2)	(120.2)
Purchase of other investments (including associates)	(27.2)	(48.1)
Acquisitions	(161.3)	(283.7)

Proceeds on disposal of investments and subsidiaries[1]	2,468.5	849.0
Cash and cash equivalents disposed	(327.5)	(15.1)
Disposals of investments and subsidiaries	2,141.0	833.9

Cash consideration for non-controlling interests	(62.7)	(109.9)
Net acquisition payments and investments	1,917.0	440.3

Share repurchases and buy-backs:

£ million	2019	2018
Purchase of own shares by ESOP Trusts	-	(102.8)
Shares purchased into treasury	(43.8)	(104.3)
	(43.8)	(207.1)

Net decrease in borrowings:

£ million	2019	2018
Decrease in drawings on bank loans	(70.6)	(819.3)
Repayment of €600 million bonds	(512.7)	-
Repayment of $812 million bonds	(618.8)	-
Partial repayment of $272 million bonds	(135.4)	(20.8)
Partial repayment of $450 million bonds	(176.2)	(37.3)
Repayment of £200 million bonds	(199.5)	-
Proceeds from issue of €250 million bonds	-	218.8
Proceeds from issue of €500 million bonds	-	438.0
Repayment of €252 million bonds	-	(220.0)
	(1,713.2)	(440.6)

Cash and cash equivalents:

£ million	2019	2018
Cash at bank and in hand	2,105.4	2,010.8
Short-term bank deposits	863.6	632.4
Overdrafts[2]	(235.7)	(442.0)
	2,733.3	2,201.2

1 Proceeds on disposal of investments and subsidiaries includes return of capital from investments in associates.

2 Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

Notes to the unaudited preliminary consolidated financial statements (continued)

12.	Net debt

£ million	2019	2018
Cash and short-term deposits	2,969.0	2,643.2
Bank overdrafts, bonds and bank loans due within one year	(461.3)	(1,025.1)
Bonds and bank loans due after one year	(4,047.3)	(5,634.8)
	(1,539.6)	(4,016.7)

The Group estimates that the fair value of corporate bonds is £4,439.8 million at 31 December 2019 (2018: £5,965.7 million). The carrying value of corporate bonds is £4,162.9 million at 31 December 2019 (31 December 2018: £6,051.6 million). The Group considers that the carrying amount of bank loans at 31 December 2019 of £110.4 million (2018: £186.8 million) approximates their fair value.

The following table is an analysis of future anticipated cash flows in relation to the Group’s debt, on an undiscounted basis which, therefore, differs from the carrying value:

£ million	2019	2018
Within one year	(324.8)	(748.4)
Between one and two years	(204.0)	(596.8)
Between two and three years	(692.1)	(937.1)
Between three and four years	(726.3)	(742.5)
Between four and five years	(634.2)	(786.8)
Over five years	(2,761.9)	(4,199.7)
Debt financing (including interest) under the Revolving Credit Facility and in relation to unsecured loan notes	(5,343.3)	(8,011.3)
Short-term overdrafts – within one year	(235.7)	(442.0)
Future anticipated cash flows	(5,579.0)	(8,453.3)
Effect of discounting/financing rates	1,070.4	1,793.4
Debt financing	(4,508.6)	(6,659.9)
Cash and short-term deposits	2,969.0	2,643.2
Net debt	(1,539.6)	(4,016.7)

13.	Assets held for sale and discontinued operations

On 12 July 2019, the Group announced the proposed sale of its Kantar business to Bain Capital. On 5 December 2019 the first stage of the transaction completed with consideration of £2,140.2 million after tax and disposal costs. The sale involved the Group disposing of the Kantar business and holding a 40% equity stake post-transaction which is treated as an associate. This generated a pre-tax gain of £73.8 million, tax charge of £157.4 million and goodwill impairment of £94.5 million for the Group. The remaining stages of the transaction are expected to complete in 2020 with further consideration expected to be approximately £200 million after tax and disposal costs.

Under IFRS 5: Non-current Assets Held for Sale and Discontinued Operations where certain conditions are met, an asset or disposal group that has been put up for sale should be recognised as ‘held for sale’. An entity should classify a disposal group as held for sale if the carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. The criterion of highly probable was met on 9 July 2019, following Board approval of the disposal of Kantar to Bain Capital, representing the date at which the appropriate level of management was committed to a plan to sell the disposal group. The Kantar disposal group therefore became held for sale on this date. This classifies as a critical accounting judgement under IAS 1: Presentation of Financial Statements at 31 December 2019.

The Kantar group (both the portion that has been disposed of by year end and the portion that is expected to be disposed of in 2020) is classified as a discontinued operation in 2019 under IFRS 5, as it forms a separate major line of business and there was a single co-ordinated plan to dispose of it. Kantar represents materially all of the data investment management segment of the Group.

Notes to the unaudited preliminary consolidated financial statements (continued)

13.	Assets held for sale and discontinued operations (continued)

As at 31 December 2019 the Kantar group is therefore disclosed as a discontinued operation with the remaining portion of the company not yet sold by year end disclosed as held for sale.

Results of the discontinued operations, which have been included in profit for the year, were as follows:

£ million	2019	2018
Revenue	2,387.5	2,555.7
Costs of services	(1,951.5)	(2,104.4)
Gross profit	436.0	451.3
General and administrative costs	(151.7)	(257.8)
Operating profit	284.3	193.5
Share of results of associates	6.5	13.0
Profit before interest and taxation	290.8	206.5
Finance income	3.6	5.4
Finance costs	(17.3)	(9.7)
Revaluation of financial instruments	(9.4)	3.5
Profit before taxation	267.7	205.7
Attributable tax expense	(78.8)	(67.9)
Profit after taxation	188.9	137.8

Goodwill impairment on classification as held for sale[1]	(94.5)	-
Gain on sale of discontinued operations	73.8	-
Attributable tax expense on sale of discontinued operations	(157.4)	-

Net gain attributable to discontinued operations	10.8	137.8

Attributable to:
Equity holders of the parent	(3.8)	126.4
Non-controlling interests	14.6	11.4
	10.8	137.8

For the year ended 31 December 2019, the Kantar group contributed £322.9 million (2018: £292.5 million) to the Group’s net operating cash flows, paid £53.2 million (2018: £59.5 million) in respect of investing activities and paid £27.2 million (2018: £7.9 million) in respect of financing activities.

Reconciliation of revenue to revenue less pass-through costs:

£ million	2019	2018
Revenue	2,387.5	2,555.7
Data collection pass-through costs	(580.9)	(604.8)
Revenue less pass-through costs	1,806.6	1,950.9

1 Goodwill impairment of £94.5 million arose from the assessment of fair value less costs to sell under IFRS 5.

Notes to the unaudited preliminary consolidated financial statements (continued)

13.	Assets held for sale and discontinued operations (continued)

Reconciliation of operating profit to headline operating profit:

£ million	2019	2018
Operating profit	284.3	193.5
Amortisation and impairment of acquired intangible assets[1]	14.1	78.2
(Gains)/losses on disposal of investments and subsidiaries	(4.7)	2.4
Restructuring and transformation costs	14.0	36.8
Headline operating profit	307.7	310.9

Headline operating profit margin before and after share of results of associates:

£ million	Margin	2019	Margin	2018
Revenue less pass-through costs		1,806.6		1,950.9
Headline operating profit	17.0%	307.7	15.9%	310.9
Share of results of associates (excluding exceptional gains/losses) [1]		6.2		13.2
Headline PBIT	17.4%	313.9	16.6%	324.1

Calculation of headline EBITDA:

£ million	2019	2018
Headline PBIT (as above)	313.9	324.1
Depreciation of property, plant and equipment[1]	17.7	36.5
Amortisation of other intangible assets[1]	8.4	18.0
Headline EBITDA (including depreciation of right-of-use assets)	340.0	378.6
Depreciation of right-of-use assets[1]	16.3	-
Headline EBITDA	356.3	378.6

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	2019	2018
Profit before taxation	267.7	205.7
Amortisation and impairment of acquired intangible assets[1]	14.1	78.2
(Gains)/losses on disposal of investments and subsidiaries	(4.7)	2.4
Restructuring and transformation costs	14.0	36.8
Share of exceptional (gains)/losses of associates[1]	(0.3)	0.2
Revaluation of financial instruments	9.4	(3.5)
Headline PBT	300.2	319.8
Headline tax charge[2]	(101.1)	(98.8)
Headline non-controlling interests	(14.6)	(11.4)
Headline earnings	184.5	209.6

Further details of these alternative measures of performance can be found in note 21.

1 Under IFRS 5, non-current assets are not depreciated or amortised whilst classified as held for sale. In addition, when an associate is classified as held for sale, equity accounting will cease. This means that there is no depreciation, amortisation or share of results of associates taken for the Kantar group from 9 July 2019.

2 Headline tax consists of the tax charge of £78.8 million (2018: £67.9 million) excluding £22.1 million (2018: £17.2 million) deferred tax credit in relation to the amortisation of acquired intangible assets, £1.9 million (2018: £11.0 million) tax credit relating to restructuring and transformation costs, £1.7 million (2018: £nil) deferred tax charge relating to interests in associates and joint ventures and in 2018, a £2.7 million tax credit in relation to the impact of the US tax reform.

Notes to the unaudited preliminary consolidated financial statements (continued)

13.	Assets held for sale and discontinued operations (continued)

The gain on sale of discontinued operations disposed by 31 December 2019 is calculated as follows:

£ million
Intangible assets (including goodwill)	2,410.0
Property, plant and equipment	115.7
Right-of-use assets	103.5
Interests in associates and joint ventures	92.3
Other investments	11.5
Deferred tax assets	44.1
Corporate income tax recoverable	49.8
Trade and other receivables	748.8
Cash and cash equivalents	324.9
Trade and other payables	(839.8)
Corporate income tax payable	(48.2)
Lease liabilities	(106.3)
Deferred tax liabilities	(98.6)
Provisions for post-employment benefits	(26.7)
Provisions for liabilities and charges	(22.4)
Net assets	2,758.6

Non-controlling interests	(19.1)
Net assets excluding non-controlling interests	2,739.5

Consideration received in cash and cash equivalents	2,352.1
Re-investment in equity stake[1]	231.7
Transaction costs	(56.1)
Deferred consideration[2]	1.6
Total consideration received	2,529.3

Loss on sale before exchange adjustments	(210.2)
Exchange adjustments recycled to the income statement	284.0
Gain on sale of discontinued operations	73.8

1 Re-investment in equity stake represents the value of the Group’s 40% stake in the new Kantar group as part of the disposal.

2 Deferred consideration is made up of £79.6 million expected to be received in future periods on the satisfaction of certain conditions and the deferral of £78.0 million consideration against services the Group will supply to Kantar on favourable terms in the future.

Notes to the unaudited preliminary consolidated financial statements (continued)

13.	Assets held for sale and discontinued operations (continued)

The major classes of assets and liabilities comprising the operations classified as held for sale at 31 December 2019 are as follows:

£ million	2019
Non-current assets
Intangible assets:
Goodwill	155.4
Other	5.9
Property, plant and equipment	12.8
Right-of-use assets	25.7
Interests in associates and joint ventures	4.6
Other investments	0.6
Deferred tax assets	5.9
Trade and other receivables	2.6
213.5
Current assets
Corporate income tax recoverable	15.9
Trade and other receivables	189.4
Cash and short-term deposits	66.5
271.8

Total assets classified as held for sale	485.3

Current liabilities
Trade and other payables	(130.4)
Corporate income tax payable	(3.8)
Bank overdrafts	(0.2)
Short-term lease liabilities	(3.9)
(138.3)
Non-current liabilities
Trade and other payables	(1.3)
Deferred tax liabilities	(1.2)
Provisions for post-employment benefits	(8.5)
Provisions for liabilities and charges	(0.6)
Long-term lease liabilities	(20.5)
(32.1)

Total liabilities associated with assets classified as held for sale	(170.4)

Net assets of disposal group	314.9

The Group has continuing transactions with Kantar, including sales, purchases and property related items. None of these were material in the period since 5 December 2019 when Kantar became a related party as an associate.

The following amounts were outstanding between the Group and Kantar at 31 December 2019:

£ million	2019
Amounts owed by Kantar	87.5
Amounts owed to Kantar	(36.5)

Notes to the unaudited preliminary consolidated financial statements (continued)

14.	Leases

The movements for the year ended 31 December 2019 were as follows:

Right-of-use assets:

£ million	Land and buildings	Plant and machinery	Total
1 January 2019	1,862.5	32.6	1,895.1
Additions	310.5	16.5	327.0
Disposals	(31.0)	(0.6)	(31.6)
Depreciation of right-of-use assets	(301.5)	(16.4)	(317.9)
Transfer to disposal group classified as held for sale	(134.4)	(3.7)	(138.1)
31 December 2019	1,706.1	28.4	1,734.5

Lease liabilities:

£ million	Land and buildings	Plant and machinery	Total
1 January 2019	2,294.4	31.8	2,326.2
Additions	325.9	12.3	338.2
Interest expense related to lease liabilities	101.5	1.2	102.7
Disposals	(27.5)	(0.2)	(27.7)
Repayment of lease liabilities (including interest)	(326.2)	(14.9)	(341.1)
Transfer to disposal group classified as held for sale	(144.7)	(3.9)	(148.6)
31 December 2019	2,223.4	26.3	2,249.7

The following table shows the breakdown of the lease expense between amounts charged to operating profit and amounts charged to finance costs:

£ million	2019
Continuing operations
Depreciation of right-of-use assets
Land and buildings	(286.5)
Plant and machinery	(15.1)
Short-term lease expense	(83.8)
Low-value lease expense	(2.9)
Variable lease expense	(74.2)
Sublease income	17.5
Charge to operating profit	(445.0)
Interest expense related to lease liabilities	(99.7)
Charge to profit before taxation for leases	(544.7)

Notes to the unaudited preliminary consolidated financial statements (continued)

15.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £3,032.1 million (2018: increased by £249.9 million) in the year. This movement primarily relates to the sale of Kantar as discussed in note 2, the effect of currency translation and impairment charges of £47.7 million. This movement also includes both goodwill arising on acquisitions completed in the year and adjustments to goodwill relating to acquisitions completed in prior years.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the year or between 31 December 2019 and the date these preliminary consolidated financial statements were approved.

16. Other intangible assets

The following are included in other intangibles:

£ million	2019	2018
Brands with an indefinite useful life	1,078.2	1,132.8
Acquired intangibles	323.6	594.8
Other (including capitalised computer software)	67.0	114.4
	1,468.8	1,842.0

17. Trade and other receivables

Amounts falling due within one year:

£ million	2019	2018
Trade receivables	7,007.6	8,062.2
Work in progress	349.5	366.5
VAT and sales taxes recoverable	212.7	264.2
Prepayments	287.1	287.3
Accrued income	3,292.7	3,541.2
Fair value of derivatives	1.4	1.3
Other debtors	671.3	578.8
	11,822.3	13,101.5

Amounts falling due after more than one year:

£ million	2019	2018
Prepayments	2.2	3.0
Accrued income	-	16.5
Fair value of derivatives	-	8.4
Other debtors	135.4	152.1
	137.6	180.0

The Group has applied the practical expedient permitted by IFRS 15 to not disclose the transaction price allocated to performance obligations unsatisfied (or partially unsatisfied) as of the end of the reporting period as contracts typically have an original expected duration of a year or less.

For continuing operations, a bad debt expense of £25.8 million (2018: £49.0 million) was recognised on the Group’s trade receivables in the year.

The Group considers that the carrying amount of trade and other receivables approximates their fair value.

Notes to the unaudited preliminary consolidated financial statements (continued)

18.	Trade and other payables: amounts falling due within one year

£ million	2019	2018
Trade payables	10,112.1	10,524.3
Deferred income	1,024.6	1,253.6
Payments due to vendors (earnout agreements)	142.4	148.2
Liabilities in respect of put option agreements with vendors	75.4	36.8
Fair value of derivatives	1.5	2.6
Share repurchases – close period commitments	252.3	-
Other creditors and accruals	2,578.5	3,072.9
	14,186.8	15,038.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

19.	Trade and other payables: amounts falling due after more than one year

£ million	2019	2018
Payments due to vendors (earnout agreements)	111.4	266.5
Liabilities in respect of put option agreements with vendors	151.4	205.2
Fair value of derivatives	21.2	14.2
Other creditors and accruals	199.3	355.5
	483.3	841.4

The Group considers that the carrying amount of trade and other payables approximates their fair value.

The following table sets out payments due to vendors, comprising contingent consideration and the directors’ best estimates of future earnout related obligations:

£ million	2019	2018
Within one year	142.4	148.2
Between 1 and 2 years	36.9	140.2
Between 2 and 3 years	37.5	38.5
Between 3 and 4 years	14.8	50.3
Between 4 and 5 years	9.7	20.4
Over 5 years	12.5	17.1
	253.8	414.7

The Group’s approach to payments due to vendors is outlined in note 23.

The following table sets out the movements of deferred and earnout related obligations during the year:

£ million		2018
At the beginning of the year	414.7	630.7
Earnouts paid	(130.0)	(120.2)
New acquisitions	9.6	48.6
Revision of estimates taken to goodwill	(14.3)	(68.3)
Revaluation of payments due to vendors	1.1	(82.6)
Transfer to disposal group classified as held for sale	(11.5)	-
Exchange adjustments	(15.8)	6.5
At the end of the year	253.8	414.7

The Group does not consider there to be any material contingent liabilities as at 31 December 2019.

20.	Issued share capital

Number of equity ordinary shares (million)	2019	2018
At the beginning of the year	1,332.7	1,332.5
Exercise of share options	-	0.2
Share cancellations	(4.5)	-
At the end of the year	1,328.2	1,332.7

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Alternative measures of performance

Management includes non-GAAP measures as they consider these measures to be both useful and necessary. They are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.

Reconciliation of revenue to revenue less pass-through costs:

£ million	2019	2018[1]
Continuing operations
Revenue	13,234.1	13,046.7
Media pass-through costs	(1,656.2)	(1,458.0)
Other pass-through costs	(731.4)	(713.0)
Revenue less pass-through costs	10,846.5	10,875.7

Pass-through costs comprise fees paid to external suppliers when they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs. This includes the cost of media where the Group is buying digital media for its own account on a transparent opt-in basis and, as a result, the subsequent media pass-through costs have to be accounted for as revenue, as well as billings. Therefore, management considers that revenue less pass-through costs gives a helpful reflection of top-line growth.

Reconciliation of operating profit to headline operating profit:

£ million	2019	2018[1]
Continuing operations
Operating profit	1,295.9	1,237.9
Amortisation and impairment of acquired intangible assets	121.5	201.8
Goodwill impairment	47.7	183.9
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)
Investment write-downs	7.5	2.0
Litigation settlement	(16.8)	-
Gain on sale of freehold property in New York	(7.9)	-
Restructuring and transformation costs	153.5	265.5
Headline operating profit	1,560.6	1,651.2

Finance and investment income	99.0	98.9
Finance costs (excluding interest expense related to lease liabilities)	(259.4)	(279.1)
	(160.4)	(180.2)

Interest cover[2] on headline operating profit	9.7 times	9.2 times

Headline operating profit is one of the metrics that management uses to assess the performance of the business.

Headline operating profit margin before and after share of results of associates:

£ million	Margin	2019	Margin[1]	2018[1]
Continuing operations
Revenue less pass-through costs		10,846.5		10,875.7
Headline operating profit	14.4%	1,560.6	15.2%	1,651.2
Share of results of associates (excluding exceptional gains/losses)		62.5		72.0
Headline PBIT	15.0%	1,623.1	15.8%	1,723.2

1 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2.

2 Interest expense related to lease liabilities is excluded from interest cover as lease liabilities are excluded from the Group’s key leverage metrics.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Alternative measures of performance (continued)

Calculation of headline EBITDA:

£ million	2019	2018[1]
Continuing operations
Headline PBIT (as above)	1,623.1	1,723.2
Depreciation of property, plant and equipment	185.5	188.6
Amortisation of other intangible assets	21.2	20.7
Headline EBITDA (including depreciation of right-of-use assets)	1,829.8	1,932.5
Depreciation of right-of-use assets	301.6	-
Headline EBITDA	2,131.4	1,932.5

Headline EBITDA is a key metric that private equity firms, for example, use for valuing companies, and is one of the metrics that management uses to assess the performance of the business. Headline EBITDA (including depreciation of right-of-use assets) is used in the Group’s key leverage metric.

Calculation of headline non-controlling interests:

£ million	2019	2018[1]
Continuing operations
Non-controlling interests	79.2	65.1
Non-controlling interests relating to restructuring and transformation costs	-	4.7
Headline non-controlling interests	79.2	69.8

Reconciliation of profit before taxation to headline PBT and headline earnings:

£ million	2019	2018[1]
Continuing operations
Profit before taxation	982.1	1,257.6
Amortisation and impairment of acquired intangible assets	121.5	201.8
Goodwill impairment	47.7	183.9
Gains on disposal of investments and subsidiaries	(40.4)	(237.9)
Gains on remeasurement of equity interests arising from a change in scope of ownership	(0.4)	(2.0)
Investment write-downs	7.5	2.0
Restructuring and transformation costs	153.5	265.5
Share of exceptional losses of associates	47.8	41.5
Litigation settlement	(16.8)	-
Gain on sale of freehold property in New York	(7.9)	-
Revaluation of financial instruments	68.4	(169.4)
Headline PBT	1,363.0	1,543.0
Headline tax charge (note 8)	(299.6)	(320.1)
Headline non-controlling interests	(79.2)	(69.8)
Headline earnings	984.2	1,153.1

Headline PBT and headline earnings are metrics that management use to assess the performance of the business.

1 Prior year figures have been re-presented in accordance with IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, as described in note 2.

Notes to the unaudited preliminary consolidated financial statements (continued)

21.	Alternative measures of performance (continued)

Reconciliation of free cash flow:

£ million	2019	2018[1]
Cash generated by continuing and discontinued operations (note 11)	2,693.2	2,174.7
Plus:
Interest received	80.8	90.4
Investment income	18.3	15.4
Dividends from associates	33.3	49.7
Share option proceeds	0.6	1.2
Less:
Earnout payments	(130.2)	(120.2)
Interest and similar charges paid	(270.6)	(252.8)
Purchase of property, plant and equipment	(339.3)	(314.8)
Purchase of other intangible assets (including capitalised computer software)	(54.8)	(60.4)
Repayment of lease liabilities	(249.8)	-
Interest paid on lease liabilities	(105.1)	-
Corporation and overseas tax paid	(536.0)	(383.6)
Dividends paid to non-controlling interests in subsidiary undertakings	(96.2)	(106.2)
Free cash flow	1,044.2	1,093.4

The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure).

Performance measures including Kantar

Like-for-like revenue less pass-through costs and headline operating margin including Kantar reflect the full year performance as if Kantar was owned by the Group throughout the entirety of 2019 adjusted to remove the effects of held for sale accounting.

Constant currency and pro forma (‘like-for-like’)

These preliminary consolidated financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue and profit from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

Management also believes that discussing pro forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current year to that of prior years.

Further details of the constant currency and pro forma methods are given in the glossary on page 47.

1 Prior year free cash flow has been re-presented to exclude proceeds on disposal of property, plant and equipment.

Notes to the unaudited preliminary consolidated financial statements (continued)

22.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 31 December 2019, the Group has access to £6.3 billion of committed facilities with maturity dates spread over the years 2020 to 2046 as illustrated below:

£ million
		2020	2021	2022	2023	2024+
£ bonds £400m (2.875% ‘46)	400.0					400.0
US bond $220m (5.625% ‘43)	165.8					165.8
US bond $93m (5.125% ’42)	70.0					70.0
Eurobonds €600m (1.625% ’30)	507.9					507.9
Eurobonds €750m (2.25%,’26)	634.9					634.9
Eurobonds €500m (1.375% ’25)	423.3					423.3
US bond $750m (3.75%,’24)	565.5					565.5
Bank revolver ($2,500m ’24)	1,884.9					1,884.9
Eurobonds €750m (3.0% ’23)	634.9				634.9
US bond $500m (3.625% ’22)	377.0			377.0
Eurobonds €250m (3m EURIBOR + 0.45% ’22)	211.6			211.6
Bank revolver (A$150m ’20, A$270m ‘21)	222.4	79.4	143.0
Eurobonds €250m (3m EURIBOR + 0.32% ’20)	211.6	211.6
Total committed facilities available	6,309.8	291.0	143.0	588.6	634.9	4,652.3
Drawn down facilities at 31 December 2019	4,304.2	216.9	96.4	588.6	634.9	2,767.4
Undrawn committed credit facilities	2,005.6
Drawn down facilities at 31 December 2019	4,304.2
Net cash at 31 December 2019	(2,733.3)
Other adjustments	(31.3)
Net debt at 31 December 2019	1,539.6

Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2018 Annual Report and Accounts and in the opinion of the Board remain relevant at 31 December 2019.

Notes to the unaudited preliminary consolidated financial statements (continued)

23.	Financial instruments

The fair values of financial assets and liabilities are based on quoted market prices where available. Where the market value is not available, the Group has estimated relevant fair values on the basis of publicly available information from outside sources or on the basis of discounted cash flow models where appropriate.

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into levels 1 to 3 based on the degree to which the fair value is observable, or based on observable inputs:

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 fair value measurements are those derived from inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

£ million	Level 1	Level 2	Level 3
Derivatives in designated hedge relationships
Derivative assets	-	-	-
Derivative liabilities	-	(21.2)	-
Held at fair value through profit or loss
Other investments	-	-	255.7
Derivative assets	-	1.4	-
Derivative liabilities	-	(1.5)	-
Payments due to vendors (earnout agreements) (note 19)	-	-	(253.8)
Liabilities in respect of put options	-	-	(226.8)
Held at fair value through other comprehensive income
Other investments	42.2	-	200.4

Reconciliation of level 3 fair value measurements:

£ million	Liabilities in respect of put options	Other investments
1 January 2019	(242.0)	538.2
(Losses)/gains recognised in the income statement	(19.4)	9.1
Losses recognised in other comprehensive income	-	(55.4)
Additions	(38.6)	18.2
Disposals	-	(53.4)
Transfer to disposal group classified as held for sale	31.0	(0.6)
Cancellations	9.7	-
Settlements	20.8	-
Exchange adjustments	11.7	-
31 December 2019	(226.8)	456.1

Notes to the unaudited preliminary consolidated financial statements (continued)

23.	Financial instruments (continued)

Payments due to vendors and liabilities in respect of put options

Future anticipated payments due to vendors in respect of contingent consideration (earnout agreements) are recorded at fair value, which is the present value of the expected cash outflows of the obligations. Liabilities in respect of put option agreements are initially recorded at the present value of the redemption amount in accordance with IAS 32 and subsequently measured at fair value in accordance with IFRS 9. Both types of obligations are dependent on the future financial performance of the entity and it is assumed that future profits are in line with directors’ estimates. The directors derive their estimates from internal business plans together with financial due diligence performed in connection with the acquisition. At 31 December 2019, the weighted average growth rate in estimating future financial performance was 19.5%, which reflects the prevalence of recent acquisitions in the faster growing markets and new media sectors. The risk adjusted discount rate applied to these obligations at 31 December 2019 was 1.4%.

A one percentage point increase or decrease in the growth rate in estimated future financial performance would increase or decrease the combined liabilities due to earnout agreements and put options by approximately £4.6 million and £7.7 million, respectively. A 0.5 percentage point increase or decrease in the risk adjusted discount rate would decrease or increase the combined liabilities by approximately £5.6 million and £5.7 million, respectively. An increase in the liability would result in a loss in the revaluation of financial instruments (note 6), while a decrease would result in a gain.

Other investments

The fair value of other investments included in level 1 are based on quoted market prices. Other investments included in level 3 are unlisted securities, where market value is not readily available. The Group has estimated relevant fair values on the basis of publicly available information from outside sources. Certain investments are valued using revenue multiples. An increase or decrease in this multiple of one times revenue would result in an increase or decrease in the value of investments of £53.6 million, which would result in a credit or charge to the income statement of £3.3 million and equity of £50.3 million. The sensitivity to changes in unobservable inputs for certain other investments is specific to each individual investment.

Notes to the unaudited preliminary consolidated financial statements (continued)

24.	Principal and emerging risks and uncertainties

The Board regularly reviews the principal and emerging risks and uncertainties affecting the Group and these are summarised below:

Clients

∎

The Group competes for clients in a highly competitive and evolving industry which is undergoing structural change. Client loss or consolidation or a reduction in marketing budgets due to economic conditions, may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

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The Group receives a significant portion of its revenues from a limited number of large clients and the net loss of one or more of these clients could have a material adverse effect on the Group’s prospects, business, financial condition and results of operations.

Data and Cyber Security

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Data protection laws concerning user privacy, collection and use of personal information, consent and online tracking may restrict the Group’s activities and increase our costs. The loss of personal data controlled by the Group and regulatory action and or fines may have a material adverse effect on the Group’s financial condition or prospects.

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The Group is undertaking a series of IT transformation programmes to support the Group’s strategic plan and a failure or delay in implanting the IT programmes may have a material adverse effect on its business, revenues, results of operations, financial conditions or prospects. The Group is reliant on third parties for the performance of a significant part of its information technology and operational functions. A failure to provide these functions including as a result of a cyber event, could have an adverse effect on the Group’s business.

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The Group stores, transmits and relies on critical and sensitive data. Security of this type of data is exposed to escalating external cyber threats that are increasing in sophistication as well as internal breaches.

Financial

∎	The Group is subject to credit risk through the default of a client or other counterparty.

Operational

∎	The Group’s performance could be adversely impacted if it failed to ensure adequate internal control procedures are in place generally and in relation to the Group’s media trading.
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The Group is part way through a three-year strategic plan to return the business to growth by the end of 2021. A failure or delay in implementing the strategic plan may have a material adverse effect on the Group’s market share and its business, revenues, results of operations, financial condition or prospects.

People, Culture and Succession

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The Group’s performance could be adversely affected if it were unable to embed the right culture across the Group and attract and retain key talent or had inadequate talent management and succession planning for key management roles across the Group.

Regulatory, Sanctions, Anti-Trust and Taxation

∎	The Group may be subject to regulations restricting its activities or effecting changes in taxation.
∎	The Group is subject to anti-corruption, anti-bribery and anti-trust legislation and enforcement in the countries in which it operates.
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Civil liabilities or judgements against the Company or its Directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

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The Group is subject to the laws of the United States, EU and other jurisdictions regulating and imposing sanctions on the supply of services to certain countries. Failure to comply with these laws could expose the Group to civil and criminal penalties.

Emerging

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The Group’s operations could be disrupted by an increased frequency of extreme weather and climate-related natural disasters as a consequence of the physical impacts of climate change in the next 30 years.

These principal risks and uncertainties have been reviewed and updated since the year ended 31 December 2018 which were set out on pages 78 to 83 of the 2018 Annual Report and Accounts.

Glossary and basis of preparation

Average net debt and net debt

Average net debt is calculated as the average daily net borrowings of the Group. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet. Net debt excludes lease liabilities.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2019 exchange rates to local currency reported results for the current and prior year, which excludes any variances attributable to foreign exchange rate movements.

Exceptional gains/losses

Exceptional gains/losses include gains/losses on disposal of investments and subsidiaries, gains/losses on remeasurement of equity interests arising from a change in scope of ownership, investment write-downs, litigation settlement, gain on sale of freehold property in New York, restructuring and transformation costs and share of exceptional gains/losses of associates.

Free cash flow

Free cash flow is calculated as cash generated by operations plus dividends received from associates, interest received, investment income received, and proceeds from the issue of shares, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, repayment of lease liabilities (including interest), earnout payments and purchases of property, plant and equipment and purchases of other intangible assets.

General and administrative costs

General and administrative costs include marketing costs, certain professional fees and an allocation of other costs, including staff and establishment costs, based on the function of employees within the Group.

Headline earnings

Headline PBT less headline tax charge and headline non-controlling interests.

Headline EBITDA

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, amortisation of other intangibles, depreciation of property, plant and equipment, depreciation of right-of-use assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline non-controlling interests

Non-controlling interests excluding non-controlling interests relating to restructuring and transformation costs.

Headline operating profit

Operating profit before gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline operating profit margin

Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.

Headline PBT

Profit before taxation, gains/losses on disposal of investments and subsidiaries, investment write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, litigation settlement, gain on sale of freehold property in New York, share of exceptional gains/losses of associates, gains/losses arising from the revaluation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

Headline tax charge

Taxation excluding tax/deferred tax relating to gains on disposal of investments and subsidiaries, tax credit relating to gain on sale of freehold property in New York, tax charge relating to litigation settlement, deferred tax impact of the amortisation of acquired intangible assets and other goodwill items, the tax impact of the 2017 US tax reform and tax credit relating to restructuring and transformation costs.

Net working capital

The movement in net working capital consists of movements in trade working capital and movements in other working capital and provisions per the analysis of cash flows note.

Pass-through costs

Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media and data collection costs.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.

Revenue less pass-through costs

Revenue less pass-through costs is revenue less media, data collection and other pass-through costs.